UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2012

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

10172 Linn Station Road
Louisville, Kentucky 40223
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On November 1, 2012, NTS Realty Holdings Limited Partnership (the "Company") issued a press release announcing that the special committee of the board of directors of NTS Realty Capital, Inc., the Company's managing general partner, has retained a financial advisor and previously retained a legal advisor to assist in its review of the non-binding, going private proposal that the board of directors of the Company's managing general partner received on August 31, 2012 from the Company's founder and Chairman, Mr. J.D. Nichols, and its Chief Executive Officer, Mr. Brian F. Lavin, and, if the special committee deems it appropriate, to assist it in considering any potential alternative transaction.

A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   Exhibits:
        99.1   Press release of NTS Realty Holdings Limited Partnership, dated November 1, 2012



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By: /s/ Gregory A. Wells

Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: November 1, 2012

EXHIBIT INDEX

(a)   Financial Statements of Businesses Acquired: N/A

(b)   Pro Forma Financial Information: N/A

(c)   Shell Company Transactions: N/A

(d)   Exhibits:

          99.1   Press release of NTS Realty Holdings Limited Partnership, dated November 1, 2012



NTS

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO **Date: November 1, 2012**

FOR IMMEDIATE RELEASE

Advisors Named by Special Committee to Assist in Review of NTS Realty Holdings Limited Partnership Going Private Proposal

Louisville, KY (November 1, 2012) (NYSE MKT: NLP) - NTS Realty Holdings Limited Partnership (the "Company") announced today that the special committee of the board of directors of the Company's managing general partner, NTS Realty Capital, Inc. (the "Special Committee"), has retained Centerboard Securities, LLC as its financial advisor and previously retained Stites & Harbison, PLLC as its legal counsel to assist in its review of the non-binding proposal from the Company's founder and Chairman, Mr. J.D. Nichols, and its Chief Executive Officer, Mr. Brian F. Lavin, for a going private transaction (the "Proposal") and, if the Special Committee deems it appropriate, to assist it in considering any potential alternative transaction. The Company previously announced receipt of the Proposal on August 31, 2012.

The Company cautions the Company's Limited Partnership Unit holders that no decision has been made by the Special Committee with respect to its response to the Proposal. There can be no assurance that any definitive offer will be made or accepted, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated. Interested parties are urged to read relevant documents, when and if filed by the Company with the Securities and Exchange Commission (the "SEC") because they will contain important information. Free copies of such relevant documents may be obtained at the SEC's website: www.sec.gov.

About NTS Realty Holdings Limited Partnership

The Company currently owns, wholly, as a tenant in common with unaffiliated co-owners, or through joint venture investments with affiliated and unaffiliated third parties, twenty-four properties comprised of fifteen multifamily properties, seven office buildings and business centers and two retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE MKT platform under the trading symbol of "NLP."

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Forward Looking Statements

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 23, 2012, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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